EXHIBITS

EX-99.77O: TRANSACTIONS EFFECTED PURSUANT TO RULE 10F-3

Northern Funds: Multi-Manager Mid Cap Fund

Pursuant to Rule 10f-3, the following constitutes the required report of securities that were purchased from syndicates in which an affiliated broker-dealer was a participant for the period April 1, 2007 through September 30, 2007 in accordance with the Trust's procedures for the purchase of securities from an underwriting syndicate in which an affiliate is a member pursuant to Rule 10f-3 under the Investment Company Act of 1940.

Issuer: Bladelogic
Trade Date: 7/24/07
Part of an issue registered under the 1933 Act that is being offered to the public
3 years operations: Yes
Selling Broker: Morgan Stanley
Shares Purchased: 1,900
Purchase Price Per Share: $17.00
% of Issue: 0.04%


                                      -2-